Exhibit 1

Rio de Janeiro, October 15, 2019.

B3 S.A. – Brasil, Bolsa, Balcão

Ms. Ana Lucia da Costa Pereira

Superintendence of Issuers Listings and Monitoring (Superintendência de Listagem e Supervisão de Emissores)

c.c.:  Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM)

Mr. Fernando Soares Vieira – Superintendence of Corporate Relations (Superintendência de Relações com Empresas)

Mr. Francisco José Bastos Santos – Superintendence of Market and Agent Relations (Superintendência de Relações com o Mercado e Intermediários)

Re.: Official Letter B3 921/2019-SLS

Dear Sirs,

In compliance with the Official Letter B3 921/2019-SLS from B3 S.A. – Brasil, Bolsa, Balcão (“B3“), dated October 14, 2019, as transcribed below, in which Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”) was asked to clarify the news article published in the press by the newspaper Valor Econômico on October 14, 2019, entitled “Banks expose Oi’s funding proposal”, the Company hereby clarifies as follows:

“Dear Sirs,

A news article published by Valor Econômico on October 14, 2019 entitled “Banks expose Oi’s funding proposal” states, among other information, that:

1.        Morgan Stanley and BTG Pactual presented to investors and shareholders last week the outline of the proposal under which Oi will raise R$2.5 billion;

2.        The most current version under discussion provides for the issuance of securities with a maturity of five years backed by mobile telephony receivables;

3.        According to the mechanics divulged at the meetings, a monthly cash flow of R$200 million from the payment of mobile phone bills would be deposited first in a separate account, and then passed on to the operator;

4.        These resources will secure the debt of the company to the holders of the securities to be issued.

We ask for clarification on these items by October 15, 2019, with your confirmation or denial, as well as other information considered important.”

Rua Humberto de Campos, 425 – 8th floor

Rio de Janeiro - CEP 22430-190

State of Rio de Janeiro	www.oi.com.br

In this regard, Oi reiterates the information already widely disclosed to the market on several occasions regarding its strategic repositioning process and the search for forms of fundraising.

As part of this process, and as also already disclosed in a Notice to the Market dated September 2, 2019, Oi's Management initiated negotiations with several financial institutions to engage advisors to assist the Company in the analysis, definition and structuring of additional funding initiatives, as provided for in the Judicial Reorganization Plan (“JRP”), and hired Morgan Stanley and BTG Pactual for this purpose.

After assessing the alternatives at its disposal with its advisors, the Company has decided to proceed at this time with the assessment of structures to raise additional funds to finance its operations, pursuant to the terms of Clause 5.3 of the JRP, including, among other possibilities, secured debt instruments. However, thus far there has been no final determination as to the format and schedule to be adopted in this future fundraising, nor as to a possible collateral structure that may be offered.

Therefore, Oi reaffirms its commitment to keep its shareholders and the market informed with respect to relevant and material aspects of its businesses, and reiterates that investors and the market in general should be guided solely by the official disclosures made by the Company.

These are the clarifications we have in connection with the Official Letter, and we remain at your disposal for any further clarification.

Sincerely,

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

Rua Humberto de Campos, 425 – 8th floor

Rio de Janeiro - CEP 22430-190

State of Rio de Janeiro	www.oi.com.br